

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

March 22, 2010

By U.S. Mail and Facsimile (713) 599-1304

Mr. Joseph Rozelle
Chief Executive Officer
Action Acquisition Corp., et al
11200 Westheimer Road, Suite 508
Houston, TX 77042

Re: **Form 10-K for the Fiscal Year Ended June 30, 2009 filed on October 8, 2009 by
       each of the following companies:**
       Action Acquisition Corporation, File No. 0-52341
       Bering Growth Corporation, File No. 0-52348
       China Growth Corporation, File No. 0-52339
       Compass Acquisition Corporation, File No. 0-52347
       Global Growth Corporation, File No. 0-52342
       Juniper Growth Corporation, File No. 0-52344
       Lunar Growth Corporation, File No. 0-52340
       Pan Asian Corporation, File No. 0-52343
       Seven Seas Acquisition Corporation, File No. 0-52345
       Summit Growth Corporation. File No. 0-52346

Dear Mr. Rozelle:

    We have completed our review of your Form 10-Ks and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Health Care Services